                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                           HUDSON GENERAL CORPORATION
                            (Name of Subject Company)

                          GLGR ACQUISITION CORPORATION
                                GLOBEGROUND GMBH
                             DEUTSCHE LUFTHANSA AG
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   443784 10 3
                      (CUSIP Number of Class of Securities)
                               -------------------

                        PETER BLUTH                                                 Copies to:
                         PRESIDENT                                                ARTHUR MOLINS
                     GLOBEGROUND GMBH                                    GENERAL COUNSEL - NORTH AMERICA
               C/O LUFTHANSA-BASIS, GEB. 357                                LUFTHANSA GERMAN AIRLINES
                 D-60546 FRANKFURT AM MAIN                                   1640 HEMPSTEAD TURNPIKE
                          GERMANY                                          EAST MEADOW, NEW YORK 11554
                       49-69-696-19                                               (516) 296-9200
          (Name, Address and Telephone Number of                                       AND
         Person Authorized to Receive Notices and                           BONNIE A. BARSAMIAN, ESQ.
            Communications on Behalf of Bidder)                              DAVID W. BERNSTEIN, ESQ.
                                                                                ROGERS & WELLS LLP
                                                                                 200 PARK AVENUE
                                                                             NEW YORK, NEW YORK 10166
                                                                                  (212) 878-8000

                               -------------------

                            CALCULATION OF FILING FEE

Transaction Value *: $132,616,124              Amount of Filing Fee: $26,523.22

* For purposes of calculating the fee only. This amount assumes the purchase of 1,744,949 shares of common stock, $1.00 par value per share (the "Shares") of Hudson General Corporation at a price per share of $76 in cash. The number of Shares outstanding as of December 31, 1998 is 1,744,949. The amount of the filing fee, calculated in accordance with
     Section 14(g)(3) and Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously paid:  N/A                    Filing Party:     N/A

     Form or registration no.:   N/A                 Date filed:       N/A

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously paid:  N/A                    Filing Party:     N/A

     Form or registration no.:   N/A                 Date filed:       N/A

SCHEDULE 14D


ITEM 1. SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Hudson General Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 111 Great Neck Road, Great Neck, New York 11021.

         (b) This Statement relates to the offer by GLGR Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $1.00 per share (the "Shares") of the Company at a purchase price of $76 per Share, net to the seller in cash (the "Tender Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. As of December 31, 1998, there were 1,744,949 Shares outstanding.

         (c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (d), (g) This Statement is being filed by the Purchaser, which is indirectly wholly owned by GlobeGround GmbH ("GlobeGround"), a German company that is an indirect wholly-owned subsidiary of Deutsche Lufthansa AG, a German company ("Lufthansa", and together with GlobeGround and the Purchaser, the "Bidders"). The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Purchaser, LAGS, GlobeGround and the Parent") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

         (e) - (f) During the last five years, none of the Bidders nor to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) - (b) The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Purchaser, LAGS, GlobeGround and the Parent") and in Section 11 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (c) The information set forth in the Offer to Purchase in Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a) - (e) The information set forth in the Offer to Purchase in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; The Merger Agreement") is incorporated herein by reference.

         (f) - (g) The information set forth in the Offer to Purchase in Section 7 ("Certain Effects of the Transaction") is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) The information set forth in the Offer to Purchase under "Introduction" and in Section 9 ("Certain Information Concerning the Purchaser, LAGS, GlobeGround and the Parent") and in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; The Merger Agreement") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Offer to Purchase under "Introduction" and in Section 9 ("Certain Information Concerning the Purchaser, LAGS, GlobeGround and the Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; The Merger Agreement") is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Purchaser, LAGS, GlobeGround and the Parent") is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Purchase in Section 11 ("Background of the Offer; Contacts with the Company") and in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; The Merger Agreement") is incorporated herein by reference.

         (b) - (c) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (d) The information set forth in the Offer to Purchase in Section 7 ("Certain Effects of the Transaction") is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated as of February 15, 1999, copies of which are filed as Exhibits (a)(1), (a)(2) and (c)(1) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT NO.                       DESCRIPTION
         -----------                       -----------
           (a)(1)              Offer to Purchase, dated February 19, 1999.
           (a)(2)              Letter of Transmittal.
           (a)(3)              Notice of Guaranteed Delivery.
           (a)(4)              Form of letter, dated February 19, 1999, to
                               brokers, dealers, commercial banks, trust
                               companies and other nominees.
           (a)(5)              Form of letter to be used by brokers, dealers,
                               commercial banks, trust companies and nominees to
                               their clients.
           (a)(6)              Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                               W-9.
           (a)(7)              Form of Summary Advertisement, dated February 19, 1999.
           (a)(8)              Press Release, dated February 16, 1999.
             (b)               Not Applicable.

           (c)(1)              Agreement and Plan of Merger, dated as of February 15, 1999, by and between the
                               Company and the Purchaser.
             (d)               Not Applicable.
             (e)               Not Applicable.
             (f)               Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 19, 1999

                                     DEUTSCHE LUFTHANSA AG


                                     By: /s/  Dr. Karl Ludwig Kley
                                         --------------------------------
                                         Name:  Dr. Karl Ludwig Kley
                                         Title: Member, Executive Board


                                     GLGR ACQUISITION CORPORATION


                                     By: /s/  Peter Bluth
                                         --------------------------------
                                         Name:  Peter Bluth
                                         Title: President


                                     GLOBEGROUND GMBH


                                     By: /s/  Peter Bluth
                                         --------------------------------
                                         Name:  Peter Bluth
                                         Title: Managing Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David W. Bernstein, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on
Schedule 14D-1 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

                                       DEUTSCHE LUFTHANSA AG


                                       By: /s/  Dr. Karl Ludwig Kley
                                         --------------------------------
                                         Name:  Dr. Karl Ludwig Kley
                                         Title: Member, Executive Board


                                       GLGR ACQUISITION CORPORATION


                                       By: /s/  Peter Bluth
                                         --------------------------------
                                         Name:  Peter Bluth
                                         Title: President


                                       GLOBEGROUND GMBH


                                       By: /s/  Peter Bluth
                                         --------------------------------
                                         Name:  Peter Bluth
                                         Title: Managing Director

                                  EXHIBIT INDEX



         EXHIBIT NO.                           DESCRIPTION
         -----------                           -----------
           (a)(1)              Offer to Purchase, dated February 19, 1999.
           (a)(2)              Letter of Transmittal.
           (a)(3)              Notice of Guaranteed Delivery.
           (a)(4)              Form of letter, dated February 19, 1999, to
                               brokers, dealers, commercial banks, trust
                               companies and other nominees.
           (a)(5)              Form of letter to be used by brokers, dealers,
                               commercial banks, trust companies and nominees to
                               their clients.
           (a)(6)              Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                               W-9.
           (a)(7)              Form of Summary Advertisement, dated February 19, 1999.
           (a)(8)              Press Release, dated February 16, 1999.
           (c)(1)              Agreement and Plan of Merger, dated as of February 15, 1999, by and between the
                               Company and the Purchaser.